

Mail Stop 3561

July 25, 2017

Zvi Glasman
Chief Financial Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, California 95066

      Re: **Fox Factory Holding Corp.**
              Form 10-K for the Fiscal Year Ended December 30, 2016
              Form 8-K furnished May 3, 2017
              File No. 001-36040

Dear Mr. Glasman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2016

Management's Discussion & Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1. We note your disclosure on page 34 that effective in 2016, you restructured the majority of your international operations to allow for deferral of taxes on indefinitely reinvested international earnings. We also note from your disclosure on page 80 of the notes to the financial statements that you had approximately $20.8 million of permanently reinvested unremitted earnings of Fox Switzerland. Please revise your liquidity section of MD&A to indicate the amount of cash and cash equivalents held outside the United States. In addition, please revise your liquidity disclosures to address the potential tax implications of repatriation.

Form 8-K furnished May 3, 2017

Exhibit 99.1

2. We note that your reconciliation of Adjusted EBITDA begins with pre-tax income. Please revise to reconcile the non-GAAP measure Adjusted EBITDA to net income which represents the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure